Exhibit 99.6

NICE Robotic Process Automation Recognized as a Leader
by Leading Analyst Firm

Report gives NICE RPA the highest possible scores in the criteria of innovation roadmap, security/access control/authentication and scale experience

Hoboken, N.J., March 16, 2021 – NICE (Nasdaq: NICE) today announced that it has been recognized as a Leader by Forrester Research in its report entitled ‘The Forrester Wave™: Robotic Process Automation, Q1 2021’. NICE Robotic Process Automation (RPA) received the highest possible scores in the criteria of innovation roadmap, security/access control/authentication, and scale experience in Forrester’s report. Noting NICE’s ongoing innovation and use of AI, the report also cited its focus on AI ethics. For a complimentary copy of the report, click here.

The Forrester Research report stated “With Process Automation Platform, NICE delivers a solution dedicated but not limited to contact center automation. New AI-based features include real-time speech analytics, real-time inventory checks, and next-best-offer recommendations for contact center agents. While NICE continues to innovate by leveraging the latest AI breakthroughs, it is also serious about AI ethics.”

The Forrester Research report notes, “NICE Automation Finder collects and analyzes employee desktop data, suggests automations, and helps generate automations using Click to Automate.”

NICE RPA’s Click to Automate feature further capitalizes on the benefits of its Automation Finder opportunity discovery feature by immediately actualizing its recommendations. Once Automation Finder collects and analyses employee desktop data and suggests automations, Click to Automate transforms recommended process sequences into live operational automations, rapidly expanding the organization’s RPA footprint.

The Forrester report summarized, “NICE is not only a good fit for contact center automation but for both attended and unattended use cases, with a focus on text/voice analytics and processing.”

“This recognition by Forrester marks the third analyst firm to recognize NICE’s RPA innovations,” Barry Cooper, President, NICE Enterprise Group said. “We are pleased that Forrester Research has recognized what we believe are NICE RPA’s differentiators in technology and innovation, which support organizations in maximizing the value of RPA for their business and empowering their employees to deliver better experiences to their customers.”

NICE Robotic Process Automation enables intelligent process optimization while unleashing employees’ potential to ensure exceptional customer experience. NICE’s RPA solutions are developed and managed from a single platform, including the flexibility to scale, and drive digital transformation across the organization. NICE’s attended automation offering, NEVA, (NICE Employee Virtual Attendant), is the world’s first employee focused personal assistant bot. NEVA’s intelligent, AI-driven interface offers employees real-time desktop guidance and next best action advice. NEVA was ranked the Market Leader in Intelligent Attended RPA by Zinnov in its 2020 report, as well as by Everest Group as an RPA Leader for the third consecutive year.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.